Kappes, Cassiday and Associates
7950 Security Circle
Reno, Nevada 89506 U.S.A.

Telephone 775-972-7575
FAX: 775-972-4567
Email : kca@kcareno.com

Consent of Author

TO: Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission

I, Dan Kappes, P.Eng. DO **HEREBY CONSENT**, to the public filing of the written disclosure of my technical report entitled La Guitarra Mine Technical Report, Temascaltepec, Mexico and dated January 28, 2010 (the **"Technical Report")** prepared by me, Glenn R. Clark, P. Eng. and John C. Thornton, SAIMM, and any extracts from or a summary of the Technical Report in the news release dated December 16, 2009 (the **"Disclosure** Document') of Genco Resources Ltd. (the "**Company"**) and to the filing by Genco of the Technical Report with the securities regulatory authorities referred to above.

I also CONFIRM THAT I have read the written disclosure being filed and that it fairly and accurately represents the information from the Technical Report that supports the disclosure in the Disclosure Document.

Dated the 28th of January, 2010

Daniel M Kappes

Signature of Qualified Person

PROFESSIONAL ENGINEER STATE OF NEVADA
DANIEL W. KAPPES
MINING
No. 3223
exp. 30 June 2011

Daniel W. Kappes

Print name of Qualified Person

Nev. Registered Engineer
Mining + Metallurgy #3223